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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          HOLT'S CIGAR HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                          HOLT'S CIGAR HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  436598 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 KEITH GOORSKY
                            CHIEF FINANCIAL OFFICER
                          HOLT'S CIGAR HOLDINGS, INC.
                              12270 TOWNSEND ROAD
                        PHILADELPHIA, PENNSYLVANIA 19154
                                 (215)676-8778

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                            RICHARD N. WEINER, ESQ.
                     STRADLEY, RONON, STEVENS & YOUNG, LLP
                            2600 ONE COMMERCE SQUARE
                             PHILADELPHIA, PA 19103
                                 (215) 564-8000

                            ------------------------

[ ] Check the box if the filing relates solely to Preliminary Communications made before the Commencement of a Tender Offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     NAME AND ADDRESS. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is HOLT'S CIGAR HOLDINGS, INC., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12270 Townsend Road, Philadelphia, Pennsylvania 19154. The telephone number of the principal executive offices of the Company is (215) 676-8778.

     SECURITIES.  The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $0.001 per share (the "Shares"), of the Company. As of November 10, 2000, there were 5,846,478 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in
Item 1 above.

     TENDER OFFER. This Schedule 14D-9 relates to the tender offer by HCH ACQUISITION CORP. (the "Purchaser"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated November 14, 2000, to purchase all outstanding Shares of the Company not already owned by the Fuente Investment Partnership and Robert G. Levin (collectively, the "Purchaser Stockholders") at a price of $5.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2000 (the "Merger Agreement"), among the Purchaser, the Purchaser Stockholders and the Company. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or, if applicable, waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") and the separate corporate existence of the Purchaser will thereupon cease. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company or the Purchaser or by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the highest price paid per Share (the "Merger Consideration") pursuant to the Offer. The Merger Agreement was negotiated on behalf of the Company by a special committee of the Board of Directors of the Company composed of Marvin B. Sharfstein and Harvey W. Grossman (the "Special Committee"), both of whom are directors and who have no beneficial interest, directly or indirectly in or with the Purchaser or the Purchaser Stockholders.

     The Schedule TO states that the principal executive office of the Purchaser is located at 12270 Townsend Road, Philadelphia, Pennsylvania 19154.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser or their respective executive officers, directors or affiliates.

     EQUITY RIGHTS. If the directors and executive officers of the Company (other than the Purchaser Stockholders) who own Shares tender their Shares in the Offer or their Shares are acquired in the Merger, they will receive the Offer Price for their Shares on the same terms as the other public stockholders. As of November 10, 2000, the directors and executive officers of the Company (other than the Purchaser Stockholders, directly or indirectly) beneficially owned in the aggregate 756,785 Shares, including options under the Company's option plans ("Options") to purchase Shares. Pursuant to the Merger Agreement, the
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Company is required to use its reasonable efforts to ensure that upon the
Effective Time each Option shall be cancelled and, in exchange therefor, each holder of such Option shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes).

     CERTAIN INFORMATION CONCERNING EMPLOYMENT AGREEMENTS AND EXECUTIVE AND DIRECTOR COMPENSATION. Reference is made to the information contained under the captions "Report on Executive Compensation," "Executive Officers and Executive Compensation," and "Employment Agreements" on pages 14 through 17 of the Company's definitive Proxy Statement dated June 29, 2000, relating to the 2000 Annual Meeting of Stockholders of the Company. The foregoing portions of such Proxy Statement are filed herewith as Exhibit (e)(2) and are incorporated herein by reference.

     COMPENSATION AND INDEMNIFICATION. The Company has entered into the Merger Agreement, which contains a provision requiring the Company to provide indemnification for the members of the Special Committee in addition to the indemnification provided for in the Company's Certificate of Incorporation and By-laws and to provide compensation in the amount of $1,000 for attendance at each meeting of the Special Committee, to each of the members of the Special Committee for their services rendered in connection with the Offer and the Merger. The Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

     THE MERGER AGREEMENT. A summary of the Merger Agreement is contained in "SPECIAL FACTORS, Section 7 -- The Merger Agreement" of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to the Schedule TO and which is being mailed to stockholders together with this Schedule 14D-9. "SPECIAL FACTORS, Section
7 -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     LOAN AGREEMENT. A summary of the Loan Agreement, dated November 8, 2000, by and between the Company, as borrower and First Union National Bank (the "Loan Agreement") is contained under the caption "THE OFFER, Section 10 -- Source and Amount of Funds" of the Offer to Purchase and is incorporated herein by reference. The summary of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, which has been filed herewith as Exhibit (b)(1) and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     RECOMMENDATION. At a meeting held on November 8, 2000, the Board of Directors of the Company (the "Board"), based upon, among other things, the unanimous recommendation of the Special Committee, (i) determined that the Offer and the Merger are fair to and in the best interest of the stockholders of the Company (other than the Purchaser and the Purchaser Stockholders), (ii) resolved to approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby and (iii) recommended acceptance of the Offer, the approval of the Merger, and the approval and adoption of the Merger Agreement by the Company's stockholders (if such approval is required by applicable law).

     THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A press release announcing the execution of the Merger Agreement is filed herewith as Exhibit (a)(1)(vi) and is incorporated herein by reference.

     REASONS. The information contained under the captions "INTRODUCTION," "SPECIAL FACTORS, Section 1 -- Background of the Offer and the Merger," "SPECIAL FACTORS, Section 3 -- Recommendation of the Special Committee and the Board of Directors of the Company," "SPECIAL FACTORS, Section 3 -- Fairness Opinion of Berwind Financial LP," and "SPECIAL FACTORS, Section 6 -- Purpose and Structure of the Offer and the Merger" of the Offer to Purchase, describing the nature

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of and the reasons for the recommendations of the Special Committee and the
Board of Directors with respect to the Offer, is incorporated herein by reference.

     INTENT TO TENDER. To the knowledge of the Company after reasonable inquiry, all executive officers, directors, affiliates and subsidiaries of the Company will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information contained in "SPECIAL FACTORS, Section 3 -- Fairness Opinion of Berwind Financial LP" of the Offer to Purchase to the extent describing the engagement of Berwind Financial LP ("Berwind Financial") as financial advisor to the Special Committee and the compensation to be paid to Berwind Financial in such capacity, and the information contained in "THE OFFER,
Section 14 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of the Company's securities by the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in "SPECIAL FACTORS, Section
6 -- Purpose of the Offer and the Merger," and "SPECIAL FACTORS, Section
5 -- Plans for the Company" of the Offer is incorporated herein by reference.

     Except as set forth in this Schedule 14D-9 with respect to the Offer and the Merger, there are no transactions, resolutions of the Company's Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

     The Board has determined that, in the event of a proposal to acquire the Company, any public disclosure with respect to the parties to, and the possible terms of, any such proposal might jeopardize any discussions or negotiations that the Company's Board might conduct. Accordingly, the Board has instructed management not to disclose publicly the possible terms of any such proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or unless such disclosure is required by law.

ITEM 8.  ADDITIONAL INFORMATION.

     Under Delaware law, if the Purchaser becomes the owner of 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without approval of the Company's stockholders. However, if the Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Because the Purchaser will own a majority of the Shares, the Purchaser will be able to approve the Merger without the affirmative vote of any other stockholder.

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ITEM 9.  EXHIBITS.

(a)(1)(i) Offer to Purchase, dated November 14, 2000 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO of the Purchaser filed on November 14, 2000).*

(a)(1)(ii) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO of the Purchaser filed on November 14, 2000).*

(a)(1)(iii) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO of the Purchaser filed on November 14, 2000).*

(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO of the Purchaser filed on November 14, 2000).*

(a)(1)(v)     Letter from Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO of the Purchaser filed on November 14, 2000).*

(a)(1)(vi) Press Release of the Company, dated November 10, 2000, and as amended November 13, 2000 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO of the Purchaser filed on November 14, 2000).

(b)(1) Loan Agreement, dated as of November 8, 2000, by and between the Purchaser and First Union National Bank (incorporated herein by reference to Exhibit (b)(1) to the Schedule TO of the Purchaser filed on November 14, 2000).

(c)(1)        Opinion of Berwind Financial, L.P. to the Members of the
              Special Committee, dated November 8, 2000 (included as
              Schedule I hereto and incorporated herein by reference thereto).

(e)(1) Agreement and Plan of Merger, dated as of November 8, 2000, among the Purchaser and the Purchaser Stockholders and the Company (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed on November 14,
              2000).

(e)(2)        Pages fourteen through seventeen of the Company's definitive
              Proxy Statement filed, June 29, 2000 (incorporated herein by reference to the definitive Proxy Statement of the Company filed on June 29, 2000).


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* Included in copies mailed to stockholders of the Company.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2000

                                          HOLT'S CIGAR HOLDINGS, INC.

                                          By:       /s/ KEITH GOORSKY
                                            ------------------------------------
                                            Name:  Keith Goorsky
                                            Title:   Chief Financial Officer

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                                   SCHEDULE I

                              BERWIND FINANCIAL LP

                                NOVEMBER 8, 2000

                  SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                          HOLT'S CIGAR HOLDINGS, INC.
                              12270 TOWNSEND ROAD
                        PHILADELPHIA, PENNSYLVANIA 19154

                 MEMBERS OF THE SPECIAL COMMITTEE OF THE BOARD:

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                                            [BERWIND FINANCIAL, L.P. LETTERHEAD]

November 8, 2000

The Members of the Special Committee
  of the Board of Directors
Holt's Cigar Holdings, Inc.
12270 Townsend Road
Philadelphia, PA 19154

Dear Sirs:

     We understand that Holt's Cigar Holdings, Inc., (the "Company") HCH Acquisition Corp. (the "Purchaser"), Robert G. Levin and the Fuente Investment Partnership, a Partnership whose interests are beneficially owned by Carlos A. Fuente, Sr., Carlos P. Fuente, Jr. and Cynthia Fuente Suarez (collectively, the "Purchaser Stockholders") will enter into an Agreement and Plan of Merger dated November 8, 2000 (the "Merger Agreement") pursuant to which (i) the Purchaser would commence a tender offer (the "Tender Offer"), for all the outstanding shares (other than shares beneficially owned by the Purchaser Stockholders) of the Company's common stock, par value $0.001 per share (the "Company Shares"), for $5.50 per share (the "Consideration") and (ii) the Purchaser would be merged with and into the Company in a merger (the "Merger") in which each of the Company Shares not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Purchaser Stockholders or as to which dissenters rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

     You have asked us whether, in our opinion, the Consideration to be received by holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

     Berwind Financial, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, going-private transactions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions. We have been retained by you for the sole purpose of providing this opinion and have not provided other investment banking services to the Company. We have not been authorized by the Company or the Special Committee of the Board of Directors to solicit, nor have we solicited, third-party indications of interest for acquisition of all or any part of the Company.

     In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of the Company, including a draft version of the Company's internally prepared second quarter Form 10-Q, (ii) reviewed material to be sent to shareholders in connection with the Transaction including the Tender Offer (the "Tender Offer Materials") and the Merger Agreement, (iii) studied and analyzed the stock market trading history of the Company, (iv) considered the terms and conditions of the Transaction as compared with the terms and conditions of comparable transactions, (v) met with certain members of the Company's senior management and the Special Committee to discuss its operations, historical financial statements and future prospects, and (vi) conducted such other financial analyses, studies and investigations as we deemed appropriate.

     Our opinion is given in reliance on information and representations made or given by the Company, and its officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by the Company including financial statements, financial projections and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning the Company or other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Tender Offer and Merger are in all respects lawful under applicable law.
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The Members of the Special Committee of the Board of Directors
November 8, 2000
Page 2

     With regard to financial and other information relating to the general prospects of the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the management of the Company as to the Company's most likely future performance. We have also assumed, with your consent, that the Tender Offer Materials and Merger Agreement that we reviewed will conform in all material respects to the final Tender Offer Materials and Merger Agreement when in final form.

     Our opinion is based upon information provided to us by the management of the Company, as well as market, economic, industry, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Transaction and is provided for the information and assistance of the Special Committee. Our opinion does not constitute a recommendation to the Special Committee and does not constitute a recommendation to the Company's shareholders as to whether such shareholders should tender any Company Shares pursuant to the Tender Offer.

     On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

                                          Sincerely,

                                          /s/  Berwind Financial, L.P.

                                          BERWIND FINANCIAL, L.P.